Date: April 27, 2012	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: RUBICON MINERALS CORPORATION
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	23/05/2012
Record Date for Voting (if applicable) :	23/05/2012
Beneficial Ownership Determination Date :	23/05/2012
Meeting Date :	27/06/2012
Meeting Location (if available) :	Ontario Room InterContinental Toronto Centre Hotel 225 Front Street West, Toronto, Ontario M5V 2X3

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	780911103	CA7809111031

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for RUBICON MINERALS CORPORATION